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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Rennova Health, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

759757 10 7

(CUSIP Number)

Sharon Lynne Hollis

400 South Australian Avenue, 8th Floor

West Palm Beach, FL 33401

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons Sharon Lynne Hollis
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,012,290
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 2,012,290
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,012,290
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.0%
14.	Type of Reporting Person IN

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Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares"), of Rennova Health, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 400 South Australian Avenue, 8th Floor, West Palm Beach, Florida 33401.

Item 2.	Identity and Background

This Schedule 13D is being filed by Sharon Lynne Hollis. The business address of Ms. Hollis is 400 South Australian Avenue, 8th Floor, West Palm Beach, Florida 33401; and Ms. Hollis is an employee of the Issuer.

During the last five years, Ms. Hollis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Ms. Hollis is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration

This Schedule 13D is being filed to report the grant to Ms. Hollis on May 2, 2016 of an aggregate 2,000,000 options to purchase a like number of Shares of the Issuer. With respect to such options, 1,000,000 options are currently exercisable through December 31, 2017, at an exercise price of $5.00 per Share, and 1,000,000 options are currently exercisable through December 31, 2022, at an exercise price of $10.00 per Share.

Item 4.	Purpose of Transaction

As described in Item 3 above, Ms. Hollis was granted options by the Issuer on May 2, 2016. Ms. Hollis may, from time to time, depending upon then market conditions and other factors deemed relevant by Ms. Hollis, exercise the options, acquire additional Shares or dispose of the Shares, including any Shares issuable upon exercise of the options.

Ms. Hollis does not have any current plans or proposals which would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

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(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any action similar to any of those actions enumerated above.

Ms. Hollis will continue to evaluate the Issuer and its management and may, depending upon such person's then evaluation, seek to formulate plans or proposals, which plans or proposals may result in any of the enumerated actions described above.

Item 5.	Interest in Securities of the Issuer

As of May 2, 2016, Ms. Hollis may be deemed to beneficially own 2,012,290 Shares (or approximately 12.0% of the total number of Shares outstanding), which consists of (i) 12,290 Shares and (ii) 2,000,000 stock options owned of record by Ms. Hollis, as described in Item 3 above, to purchase a like number of Shares; as to which Ms. Hollis has sole dispositive and voting power. Such Shares do not include 1,843,370 Shares and 1,000 shares of the Issuer's Series B Convertible Preferred Stock beneficially owned by a trust, with respect to which the trustee of such trust is a third party, and Ms. Hollis and her family are beneficiaries, and with respect to which Ms. Hollis disclaims beneficial ownership.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Materials to be Filed as Exhibits

None

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2016	/s/ Sharon Lynne Hollis Sharon Lynne Hollis